UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

ASAT Holdings Limited (Name of Issuer)
Ordinary Shares, par value $0.01 (Title of Class of Securities)
00208B105 (1) (CUSIP Number)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 00208B105 (1)

1.	Name of Reporting Person. Olympus Capital Holdings Asia I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 71,766,500 ordinary shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 71,766,500 ordinary shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,766,500 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 10.7

12.	Type of Reporting Person OO
1 The Issuer's ordinary shares are traded on the Nasdaq SmallCap Market in the form of American depositary shares ("ADS"), each ADS representing 5 ordinary shares. The CUSIP Number is for ADSs only.
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INTRODUCTION

This statement on Schedule 13G hereby amends the Schedule 13G filed on February 14, 2001 (the "Original 13G") by Olympus Capital Holdings Asia (the "Reporting Person"), with respect to the beneficial ownership of ordinary shares, par value $0.01 (the "Ordinary Shares"), of ASAT Holdings Limited, a company organized under the laws of the Cayman Islands.

The Items of the Original 13G set forth below are hereby amended and supplemented as follows:

Item 2.
(a)

Name of Person Filing

Supplemental information relating to (i) the identity of private investment funds and vehicles managed by Olympus Capital Holdings Asia that have record ownership of the shares of the Company and (ii) the ownership and control of Olympus Capital Holdings Asia and its affiliates is included in Exhibit 99.1 hereto.

Item 4.	Ownership.
(a)	Amount beneficially owned: 71,766,500 ordinary shares
(b)	Percent of class: 10.7
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 71,766,500 ordinary shares
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 71,766,500 ordinary shares
(iv) Shared power to dispose or to direct the disposition of

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004
OLYMPUS CAPITAL HOLDINGS ASIA
By:	/s/ Daniel R. Mintz Daniel R. Mintz
Title:	Director

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